Exhibit 21

SUBSIDIARIES OF PORTEC RAIL PRODUCTS, INC.:

Name	Jurisdiction of Incorporation

Portec, Rail Products Ltd.	Canada
Portec Rail Products (UK) Ltd.	United Kingdom

SUBSIDIARIES OF PORTEC RAIL PRODUCTS (UK) LTD.:

Name	Jurisdiction of Incorporation

Torvale Fisher 2000 Ltd.	United Kingdom
Torvale Fisher Ltd.	United Kingdom
Whitehough Engineering Ltd.	United Kingdom
Conveyors International Ltd.	United Kingdom